TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2016 CAPITAL GUIDANCE AND DECLARATION OF QUARTERLY DIVIDEND

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 11, 2015 – TransGlobe Energy Corporation ("TransGlobe" or the “Company”) announces that its Board of Directors has approved a capital budget of $41 million for 2016 and declared a quarterly dividend of US$0.025 per common share, which will be paid in cash on December 31, 2015 to shareholders of record on December 15, 2015.

The rationale for decreasing the dividend at this time is based on the Company’s philosophy that forecasted funds flow should cover development/maintenance capital and the dividend, while exploration expenditures can be financed from the Company’s existing working capital. Based on the capital budget set out below the Company’s management believes it will be able to maintain 2015 exit level production flat for 2016 in the range of 13,300 to 13,800 bopd.

The quarterly dividend is designated as an eligible dividend under the Income Tax Act (Canada).

2016 CAPITAL GUIDANCE

The Company has approved 22 exploration drilling locations on its recently acquired Eastern Desert seismic. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. This exploration program is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-Mean basis respectively).

The entire 2016 capital program has $22.3 million (54%) allocated to Exploration and $18.7 million (46%) to Development. The $22.3 million exploration program includes $20.9 million for drilling up to 22 wells in the Eastern Desert with an additional $0.4 million for seismic acquisition in the Western Desert and $1.0 million for annual land costs. The $18.7 million 2016 development program includes: $4.5 million for three development wells in West Bakr K south field, $2.5 million for three development projects at NWG (NWG 1, 3 & 5) plus $4.6 million for development/optimization projects and $7.1 million for maintenance projects at West Gharib and West Bakr.

The approved 2016 Capital program is summarized in the following table:

Concession	TransGlobe 2016 Capital ($MM)							Gross Well Count
	Development			Exploration			Total	(Wells)
	Wells	Maint	Projects	Wells	Bonus	Seismic		Devel	Explor	Total
West Gharib	-	3.5	2.5	-	-	-	6.0	-	-	-
West Bakr	4.5	3.6	2.1	-	-	-	10.2	3	-	3
NW Gharib	-	-	2.5	11.6	0.2	-	14.3	-	13	13
SW Gharib	-	-	-	6.8	0.2	-	7.0	-	6	6
SE Gharib	-	-	-	2.5	0.2	-	2.7	-	3	3
South Ghazalat	-	-	-	-	0.2	-	0.2	-	-	-
NW Sitra	-	-	-	-	0.2	0.4	0.6	-	-	-
2016 Total	$4.5	$7.1	$7.1	$20.9	$1.0	$0.4	$41.0	3	22	25
Splits (%)	46%			54%			100%	12%	88%	100%

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company with exploration and production operations in the Arab Republic of Egypt. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's plans to issue a quarterly and a special dividend to shareholders. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company, including obtaining bank lender and regulatory approval for the payment of the proposed dividends. The ability of the Company to declare and pay dividends in the future are subject to factors which include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release regarding the Company's ability to pay dividends in the future, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com